                Filed by Coca-Cola Enterprises Inc. pursuant to
                Rule 425 of the Securities Act of 1933 and
                deemed filed pursuant to Rule 14a-12 of the
                Securities Exchange Act of 1934
                Subject Company: Coca-Cola Enterprises Inc.
                Commission File No.:  001-09300

Steve Cahillane
Employee Email (US Users, CA Users, bcc Fionnuala Tennyson and Shanna Wendt) 7:30 a.m. ET
February 25, 2010

Subject: Strategically Advancing Our Business in North America

Following this morning’s announcement, I wanted to provide some additional perspective on the strategic advancement of our North American business.  I am confident that this is the beginning of a new era of growth and profitability for North America and that we will be better positioned to market and distribute the world’s greatest brands. Integrating our business with the majority of Coca-Cola North America will improve our capability, speed and flexibility to build strong brands and more efficiently and effectively serve our customers.

Following the close of the deal later this year, the newly formed Coca-Cola Refreshments (CCR) will integrate manufacturing, supply chain, logistics, and sales and customer service operations into one business.  The majority of The Coca-Cola Company’s North American businesses including Foodservice, The Minute Maid Company and Supply Chain operations, including hot-fill, will be combined into CCR.

In many ways, it is our work that has paved the way for this next-generation business model.  We knew that to compete effectively in today’s marketplace we had to evolve the business model the Coca-Cola bottling system had been using for more than 100 years in North America.  With fewer retailers controlling more of the market and consumers demanding more choice, our capabilities had to become more customer-centric and make us more nimble and flexible. We have been working diligently to address the fundamental structural challenges that were preventing us from producing, selling and distributing our products faster and more profitably.  We have moved meaningfully, and we have moved swiftly to lead change.

We restructured NABU to create a more simplified, streamlined organization.  We implemented a price increase in the U.S. to protect our margins as cost of goods soared. We launched Coca-Cola Supply to help create a world-class supply chain. We implemented a new approach to our price/package architecture to revitalize the sparkling category, and we took a critical look at our SKU rationalization process. We piloted new concepts like Outlet Service Solutions and Fountain Harmony to provide competitive delivery methods and leverage our system strengths. And, we launched initiatives like Right Execution Daily and

Ownership Cost Management.  As a result, we are driving efficiency and effectiveness like never before at CCE, and we are creating a more powerful alignment with The Coca-Cola Company. This is why the timing is right to begin the next major development in our transformation. It is the right decision, at the right time, and I assure you that it will be done in the right way.

While the transaction is still subject to regulatory and shareowner approval, The Coca-Cola Company will announce a transition team shortly who will be responsible for the integration process.  You have my personal commitment that we will approach this thoughtfully, that we will be open and transparent with you, and that we will communicate regularly and frequently.

I will stay closely connected with you in the coming months as we work through this transition together.  Now, more than ever, I need your commitment that you will stay focused to deliver 2010.  This is our time.  We will show how our work is creating the foundation for an integrated North American Coca-Cola system focused on superior customer service, faster routes to market and innovation.  Being the best beverage sales and customer service company is our number one priority.

Today’s announcement is recognition that we are the best Coca-Cola bottler, and I truly believe our best days are yet to come.

Thank you.

Steve Cahillane
President, North America
Coca-Cola Enterprises

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab

"Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.